Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON TO HOLD FIRST QUARTER EARNINGS CONFERENCE CALL ON
MONDAY, MAY 21, 2007

Tel Aviv, May 16, 2007 - Elron Electronic Industries Ltd. (NASDAQ: ELRN, TASE: ELRN) today announced that its first quarter 2007 results conference call originally scheduled for Thursday May 17, 2007 has been rescheduled for Monday, May 21st, 2007 at 10:00am EDT and 5:00pm Israel time. The company plans to release its results prior to the conference call, on Monday, May 21st, 2007.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US:	1 888 642 5032
In the UK:	0 800 051 8913
In Israel:	03 918 0691
International Participants: +972 3 918 0691

at:

10:00am Eastern Time, 7:00am Pacific Time, 3:00pm GMT and 5:00pm Israel Time

For your convenience, a replay of the call will be available until Wednesday, May 23rd. The replay numbers are:

1 888 782 4291 (US); 0 800 028 6837 (UK) and +972 3 925 5927 (International).

A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:	Investor Relations Contact:
Rinat Remler	GK Investor Relations
Elron Electronic Industries Ltd.	Ehud Helft
Tel. 972-3-6075555	Kenny Green
rinat@elron.net	Tel. +1 646 201 9246
info@gkir.com

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).